UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CAZOO GROUP LTD.

(Name of Issuer)

Class A Ordinary Shares, par value $0.002 per share

(Title of Class of Securities)

G2007L204

(CUSIP Number)

Michael Ellis
Chief Operating Officer & Chief Compliance Officer

Inherent Group, LP

530 Fifth Avenue, Suite 702

New York, NY 10036

(646) 494-0202

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2007L204	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent Credit Opportunities Master, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 55,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 55,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%[1]
14.	TYPE OF REPORTING PERSON (see instructions) PN

1 The percentages set forth herein are calculated based on (i) 38,494,209 Ordinary Shares outstanding as of March 20, 2023, as reported in the Issuer’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2023, and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent Credit Opportunities GP, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 55,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 55,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%[2]
14.	TYPE OF REPORTING PERSON (see instructions) PN, HC

2 The percentages set forth herein are calculated based on (i) 38,494,209 Ordinary Shares outstanding as of March 20, 2023, as reported in the Issuer’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2023, and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent ESG Opp GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 370,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 370,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 370,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%[3]
14.	TYPE OF REPORTING PERSON (see instructions) HC

3 The percentages set forth herein are calculated based on (i) 38,494,209 Ordinary Shares outstanding as of March 20, 2023, as reported in the Issuer’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2023, and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent ESG Opportunity Master, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 315,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 315,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% [4]
14.	TYPE OF REPORTING PERSON (see instructions) PN

4 The percentages set forth herein are calculated based on (i) 38,494,209 Ordinary Shares outstanding as of March 20, 2023, as reported in the Issuer’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2023, and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent ESG Opportunity GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 315,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 315,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%[5]
14.	TYPE OF REPORTING PERSON (see instructions) HC

5 The percentages set forth herein are calculated based on (i) 38,494,209 Ordinary Shares outstanding as of March 20, 2023, as reported in the Issuer’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2023, and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent Private Opportunities 2021, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 130,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 130,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% [6]
14.	TYPE OF REPORTING PERSON (see instructions) PN

6 The percentages set forth herein are calculated based on (i) 38,494,209 Ordinary Shares outstanding as of March 20, 2023, as reported in the Issuer’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2023, and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent Private Opportunities 2021 GP, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 130,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 130,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%[7]
14.	TYPE OF REPORTING PERSON (see instructions) HC, PN

7 The percentages set forth herein are calculated based on (i) 38,494,209 Ordinary Shares outstanding as of March 20, 2023, as reported in the Issuer’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2023, and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent Private Opportunities 2021 GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 130,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 130,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%[8]
14.	TYPE OF REPORTING PERSON (see instructions) HC

8 The percentages set forth herein are calculated based on (i) 38,494,209 Ordinary Shares outstanding as of March 20, 2023, as reported in the Issuer’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2023, and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent Group, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 500,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%[9]
14.	TYPE OF REPORTING PERSON (see instructions) IA

9 The percentages set forth herein are calculated based on (i) 38,494,209 Ordinary Shares outstanding as of March 20, 2023, as reported in the Issuer’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2023, and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent Group GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 500,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%[10]
14.	TYPE OF REPORTING PERSON (see instructions) HC

10 The percentages set forth herein are calculated based on (i) 38,494,209 Ordinary Shares outstanding as of March 20, 2023, as reported in the Issuer’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2023, and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anthony Davis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 500,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%[11]
14.	TYPE OF REPORTING PERSON (see instructions) IN

11 The percentages set forth herein are calculated based on (i) 38,494,209 Ordinary Shares outstanding as of March 20, 2023, as reported in the Issuer’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2023, and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nikhil Mirchandani
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 370,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 370,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 370,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%[12]
14.	TYPE OF REPORTING PERSON (see instructions) IN

12 The percentages set forth herein are calculated based on (i) 38,494,209 Ordinary Shares outstanding as of March 20, 2023, as reported in the Issuer’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2023, and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204	13D

Item 1.  Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission on March 27, 2023 as amended by Amendment No. 1 on April 27, 2023. This Amendment No. 2 relates to Class A ordinary shares, par value $0.002 (the “Ordinary Shares”) of Cazoo Group Ltd., a Cayman Islands exempted company (the “Issuer”). The principal executive office of the Issuer is located at 41 Chalton Street, London, NW1 1JD, United Kingdom. Capitalized terms used herein but not defined herein have the meanings ascribed to them in the Schedule 13D filed with the Securities and Exchange Commission on March 27, 2023 as hereinafter amended.

This Amendment No. 2 is being filed pursuant to Rule 13d-1(k)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on the basis that the Reporting Persons may be deemed to be part of a group for purposes of Section 13(d) of the Exchange Act with the parties to the Cooperation Agreement notwithstanding the fact that the Reporting Persons beneficially own, individually and in the aggregate, less than 5% of the Ordinary Shares.

The filing of this Amendment No. 2 shall not be deemed an admission that the Reporting Persons are members of a “group” for purposes of Section 13(d) of the Exchange Act, and the Reporting Persons expressly disclaim beneficial ownership of all Notes, Ordinary Shares and other securities held or otherwise beneficially owned by the other parties to the Cooperation Agreement.

Item 4.  Purpose of Transaction.

This Item 4 is hereby amended to include the following:

On May 12, 2023, the Reporting Persons and certain other Parties to the Cooperation Agreement submitted to the board of directors of the Issuer, for discussion purposes, an indicative proposal outlining a potential restructuring of the Notes and certain other potential changes to the Issuer’s capital structure (the “Indicative Proposal”). The Indicative Proposal contemplates that the Issuer’s outstanding $630 million principal amount of Notes would be exchanged for a combination of newly issued Ordinary Shares and newly issued senior secured notes with a lesser principal amount than the Notes so exchanged, thereby reducing the Issuer’s outstanding indebtedness and resulting in the holders of the Notes holding a substantial percentage of the Ordinary Shares outstanding following the exchange. The Indicative Proposal also contemplates (i) that the Issuer would issue new warrants to the Issuer’s existing shareholders, providing the existing shareholders with the right to acquire Ordinary Shares upon the Issuer meeting certain future equity valuation targets, and (ii) establishment of a new management incentive program to promote the retention and performance of key Issuer personnel. The material terms of the Indicative Proposal were reviewed by all Parties to the Cooperation Agreement prior to its submission. Under the Cooperation Agreement, each of the Parties has agreed that it shall not support, either directly or indirectly, consent to, or otherwise vote in favor of, any restructuring transaction that is not supported by the Parties holding a majority of the Notes held by all Parties. The Indicative Proposal remains subject to ongoing due diligence by the Parties and necessary approvals and may be revised or rescinded at any time depending on a variety of factors, including the nature and substance of any future discussions or negotiations between the Parties and their advisors and the Issuer and its advisors. There can be no assurance that the Indicative Proposal will be adopted in whole or in part by the Issuer and the Parties, or that discussions or negotiations with the Issuer relating to the Indicative Proposal, or similar proposals or counterproposals, will occur or will result in a restructuring of the Notes or any other changes to the Issuer’s capital structure. If discussions or negotiations are so commenced, they may result in outcomes that differ materially from those contemplated by the Indicative Proposal. The Indicative Proposal does not represent an offer to purchase or sell any securities. The Reporting Persons are not seeking or soliciting the consent of any other person with respect to, nor are they making any recommendation to any other person regarding the merits of, the Indicative Proposal.

The filing of this Amendment No. 2 shall not be deemed an admission that the Reporting Persons are members of a “group” for purposes of Section 13(d) of the Act, and the Reporting Persons expressly disclaim beneficial ownership of all Notes, Ordinary Shares or other securities held or otherwise beneficially owned by the other Parties to the Cooperation Agreement.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item 6 is hereby amended to include the following:

The response to Item 4 of this Amendment No. 2 is incorporated herein by reference.

CUSIP No. G2007L204	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2023

INHERENT CREDIT OPPORTUNITIES MASTER, LP By: Inherent Credit Opportunities GP, LP, its general partner By: Inherent ESG Opp GP, LLC, its general partner

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

Inherent Credit Opportunities GP, LP By: Inherent ESG Opp GP, LLC, its general partner

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

INHERENT ESG OPPORTUNITY MASTER, LP By: Inherent ESG Opportunity GP, LLC, its general partner By: Inherent ESG Opp GP, LLC, its managing member

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

INHERENT ESG OPPORTUNITY GP, LLC By: Inherent ESG Opp GP, LLC, its managing member

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

INHERENT ESG OPP GP, LLC

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

INHERENT PRIVATE OPPORTUNITIES 2021, LP By: Inherent Private Opportunities 2021 GP, LP, its general partner By: Inherent Private Opportunities 2021 GP, LLC, its general partner

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

INHERENT PRIVATE OPPORTUNITIES 2021 GP, LP By: Inherent Private Opportunities 2021 GP, LLC, its general partner

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

INHERENT PRIVATE OPPORTUNITIES 2021 GP, LLC

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

INHERENT GROUP, LP By: Inherent Group GP, LLC, its general partner

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

INHERENT GROUP GP, LLC

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

ANTHONY DAVIS

By:	/s/ Anthony Davis

NIKHIL MIRCHANDANI

By:	/s/ Nikhil Mirchandani